Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

FACT SHEET: “ITC”

HEADLINE: Focused on the Future

SIDEBAR: The world is changing. — For nearly a century the Entergy operating companies have pursued a reliable, capable electric grid to serve our communities. But what our society demands of the electric grid today is not what the grid was designed and built for. Entergy Corporation and ITC Holdings Corp. have proposed a solution—one designed to ensure not just the quantity, but the reliability, diversity and security of energy in our region. It is a powerful solution that will deliver results for our customers, our employees and our communities. Pending regulatory approvals and other closing conditions, Entergy will separate its transmission business and merge it with the nation’s first, largest, and only publicly-traded independent transmission system company—ITC—creating the foundation of the future grid in the nation’s mid-South.

Why ITC for the Transaction?

ITC is the nation’s first, largest, and only publicly-traded independent transmission company. That means it has no interests whatsoever in generation or distribution businesses—and it means ITC is uniquely situated to participate with Entergy in the proposed separation and merger of its transmission business. This complete independence from generation and distribution means ITC can focus its entire efforts on one aspect of the grid while providing greater confidence and transparency to all involved in planning and building the grid.

The Right Company at the Right Time

This transaction comes at a critical juncture, when electricity is more important than ever to our economy, and the infrastructure to deliver power is in need of significant investment. The proposed transaction will allow both Entergy and ITC to focus on their strengths—resulting in dependable power for generations, all while allowing for energy costs to remain at affordable levels for customers.

Industry-Leading Performance

For any power company, there’s no more important score than its record of keeping the power on. In the world of transmission, ITC is one of the best, delivering top-tier reliability measures in its mature operating companies. ITC has acquired three transmission systems since its inception, and the company has improved performance over time in every one of them.

Service Reliability

ITC tracks its reliability performance alongside industry peers through participation in the annual SGS Transmission Benchmarking Study. ITC’s Michigan subsidiaries, ITCTransmission and METC, continue to demonstrate top-decile performance for the number of sustained outages and outage duration. This performance exceeds that of ITC’s peers.

ITC’s investments in its base operating companies proceed with the ultimate goal of achieving and maintaining best-in-class operations for its systems. These plans are reflective of what ITC has characterized historically as the investment life cycle of systems that ITC has acquired. Trending data shows that the longer ITC owns a system, the better its performance.

•	ITCTransmission, under ITC operation since 2004, is the top-performing, most mature transmission system in capital investment life cycle.

•	METC, under ITC operation since 2007, is a strongly performing system, nearing maturity in the capital investment life cycle.

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ITC Midwest, the newest ITC operating company, is in the early stages of its capital investment life cycle. ITC Midwest saw significant improvements in system performance and restoration times in 2011 and 2012, with the fewest sustained outages recorded since ITC began operating the system in December 2008.

Safety Performance

Safety is integral to ITC’s culture of operational excellence. Amid challenging capital and maintenance initiatives, ITC has been able to sustain a safe work environment for its employees and contractors. ITC’s safety results are among top companies in the industry, based on the Edison Electrical Institute Safety Survey.

System Operations

ITC’s control room is staffed with operators qualified at the highest level under the North American Electric Reliability Corporation Operator Certification Program. ITC’s operators go through a continuous and rigorous training program. Transmission lines were 100 percent available (no unplanned outages) during the 2011 summer record-setting peak demand and again for the summer 2012 peak demand.

Proactive Maintenance

As the result of its singular focus on transmission, ITC’s commitment to preventive maintenance has helped maximize the availability of critical equipment and the transmission system. ITC achieved 100 percent compliance with maintenance requirements under NERC standards. ITC spends three times more on preventive maintenance than reactive, unplanned activities.

The Value of Independence

ITC’s singular focus is transmission—the bulk transfer of electrical energy from generating plants to substations. ITC owns, operates, builds and maintains transmission equipment and systems. ITC does not own generation or distribution assets, and thus is free of influence by those who generate, market, purchase or sell electricity.

ITC’s sole focus on transmission guarantees no internal competition for capital from generation, distribution or retail functions. ITC is motivated to invest in its systems to achieve and maintain best-in-class performance and is committed to work closely with regulators at state and federal levels to meet their requirements and expectations.

ITC invests in its operating companies and transmission infrastructure to improve system reliability, expand access to energy markets, lower the overall cost of delivered energy, facilitate the interconnection of new generating resources to transmission systems, and support national energy independence and security. ITC strives to maintain its excellent service reliability, outstanding safety record and compliance with NERC standards.

ITC’s financial and strategic efforts are centered on providing a reliable and efficient electric transmission grid to serve the public good. ITC’s independent model is integrated with its approach to capital projects, operational excellence, regulatory and stakeholder engagement, corporate responsibility and community relations. ITC’s transparent planning processes for construction, project management and supplier relationships always make the public interest a top priority.

ITC’s independent model enables transparent disclosure and communication with stakeholders in transmission formula rate making, transmission planning and operations, and customer-driven transmission maintenance. ITC provides open and non-discriminatory access to the transmission grid for the benefit of all.

A Record of Responsibility

ITC is committed to being a force in the communities it serves. This commitment can be seen in the company’s footprint both inside and outside the workplace. ITC has a deep respect for the environment and that stewardship is core to the company’s planning and day-to-day decision making. In addition to helping protect the environment, ITC is focused on creating a better life for those it serves with philanthropic support and volunteerism through its service area. Whether aiding in disaster recovery, fighting hunger or helping save natural habitats, ITC has demonstrated its commitment to strong corporate citizenship.

Why ITC is right, right now.

As the electricity industry seeks ways to meet rising capital investment requirements, the Entergy-ITC transaction is a smart solution. It yields two strong companies with the strength and expertise needed. It places Entergy’s transmission businesses in the hands of a proven, world-class operator. And it introduces a proven corporate citizen to the mid-South region. To learn more, please visit the online resources listed below.

For More Information: Extensive additional information is available online

ITC Holdings Website: ITCTransco.com | Upgrading the U.S. Electrical System:

ModernizeTheGrid.com

Transaction Information and Updates: Entergy.com/TransmissionMerger

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q, and other filings made by Entergy with the SEC; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the proxy statement/prospectus included in the registration statement on Form S-4 that was filed by ITC Holdings Corp. (“ITC”) with the SEC in connection with the proposed transaction) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.